Final Term Sheet dated September 4, 2013

to Preliminary Prospectus Supplement dated September 4, 2013

Filed Pursuant to Rule 433

Registration No. 333-185179

REGENCY ENERGY PARTNERS LP

REGENCY ENERGY FINANCE CORP.

5.750% SENIOR NOTES DUE 2020

September 4, 2013

Final Term Sheet

Final Term Sheet dated September 4, 2013 to the Preliminary Prospectus Supplement dated September 4, 2013 (the “Preliminary Prospectus Supplement”), of Regency Energy Partners LP (the “Partnership”) and Regency Energy Finance Corp. (“Finance Corp.” and, together with the Partnership, the “Issuers”). This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Final Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuers	Regency Energy Partners LP and Regency Energy Finance Corp.

Title of Securities	5.750% Senior Notes due 2020 (the “notes”)

Aggregate Principal Amount	$400,000,000, which represents a decrease of $100,000,000 from the aggregate principal amount set forth in the Preliminary Prospectus Supplement

Gross Proceeds	$400,000,000

Use of Proceeds	The net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, to us from the sale of the notes offered hereby will be approximately $392.9 million, which we will use to repay borrowings outstanding under our revolving credit facility

Ratings*	B1/BB/BB

Distribution	SEC Registered

Maturity Date	September 1, 2020

Coupon	5.750%

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Issue Price	100%, plus accrued interest, if any, from September 11, 2013

Yield to Maturity	5.750%

Spread to Benchmark Treasury	339 basis points

Benchmark Treasury	2.125% TSY due August 31, 2020

Interest Payment Dates	Each March 1 and September 1, commencing March 1, 2014

Record Dates	February 15 and August 15 of each year

Trade Date	September 4, 2013

Settlement Date	September 11, 2013 (T+5)

Optional Redemption	On and after June 1, 2020, the Issuers may redeem all or some of the notes at a redemption price equal to 100% (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed

Make-Whole Redemption	Make-whole redemption at Treasury rate plus 50 basis points prior to June 1, 2020

Change of Control	101% plus accrued and unpaid interest, if any

Joint Book-Running Managers	RBS Securities Inc., BBVA Securities Inc., Comerica Securities, Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, Natixis Securities Americas LLC, RBC Capital Markets, LLC and Scotia Capital (USA) Inc.

Co-Managers	Capital One Securities, Inc. and PNC Capital Markets LLC

CUSIP Number	75886A AK4

ISIN Number	US75886AAK43

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

The Issuers have filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriters or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling RBS Securities Inc. at (866) 884-2071.

This communication is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or notices that may appear on the Final Term Sheet below the text of this legend are not applicable to the Final Term Sheet and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent to Bloomberg or another e-mail system.